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                                                              Exhibit 99(iii)


                             FOR IMMEDIATE RELEASE


CONTACT:
Dennis W. Healey
CFO
Viragen, Inc.
(305) 557-6000


              FORMER GLAXO SENIOR EXECUTIVE TO JOIN VIRAGEN, INC.

MIAMI, FLORIDA, APRIL 23, 1996 -- VIRAGEN, INC. (NASDAQ:VRGN) today announced the appointment of Jay Sawardeker, Ph.D, as Executive Vice President-Technical Affairs, effective July 1, 1996.

Dr. Sawardeker has served in various senior technical management capacities in the pharmaceutical industry over the past 25 years. He served with Glaxo Holdings PLC, most recently as Corporate Vice President - Worldwide Quality. He has also served as Corporate Vice President - Technical Operations of Glaxo Latin America and Glaxo Far East, and as Vice President - Manufacturing and Vice President - Quality of Glaxo (U.S.), Inc. During his tenure with Glaxo, Dr. Sawardeker also served on various subsidiary boards of directors and operating committees.

Prior to joining Glaxo, Dr. Sawardeker served as Director of Quality for the Whitehall Laboratories division of American Home Products and Group Manager of Quality for the Ortho Pharmaceutical division of Johnson & Johnson.

Gerald Smith, Viragen's Chairman and President, stated, "We are extremely fortunate to have attracted to our management team another world class expert from the pharmaceutical industry. Dr. Sawardeker is an industry veteran who brings with him a wealth of knowledge and experience to Viragen."
                             _____________________

Viragen, Inc. is an emerging biopharmaceutical company engaged in the research, development, manufacture and clinical study of natural human interferons for the treatment of various viral diseases and immune disorders, including HIV/AIDS, hepatitis and multiple sclerosis. The Company is currently conducting an investigational study of its natural human alpha interferon for the treatment of HIV/AIDS under Florida's Investigational Drug Program.